UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.         )*

Zale Corporation

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

988858106

(CUSIP number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Gary M. Holihan, P.C.

                Robert M. Hayward, P.C.

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

May 10, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988858106
1.	Name of reporting person Z Investment Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person Golden Gate Capital Opportunity Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person Golden Gate Capital Opportunity Fund-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person GGCOF Third Party Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person GGCOF Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person GGCOF Co-Invest Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (see Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person GGC Opportunity Fund Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,389,378 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,389,378 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

CUSIP No. 988858106
1.	Name of reporting person GGC Opportunity Fund Management GP, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,389,378 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 6,389,378 (See Item 5)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,389,378 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 19.9%*
14.	Type of reporting person CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 32,107,021 shares of common stock were outstanding as of March 5, 2010.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Zale Corporation, a Delaware corporation (“Zales” or the “Issuer”). The principal executive offices of the Issuer are located at 901 W. Walnut Hill Lane, Irving, TX 75038-1003.

Item 2.	Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Z Investment Holdings, LLC (“Z Investment”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Third Party Co-Invest, L.P. (“GGCOF Third Party Co-Invest”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A, GGCOF Third Party Co-Invest and GGCOF Co-Invest (the “Funds”) hold all of the equity interests in Z Investment. Fund GP is the general partner of each of GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest and Fund GP is the general partner of Co-Invest GP. As a result, each of the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the securities owned by Z Investment. Ultimate GP has ultimate voting and dispositive authority over all of the securities held by Z Investment and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of Z Investment is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Co-Invest GP. The principal business of Co-Invest GP is to act as the general partner of GGCOF Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Z Investment is a limited liability company organized under the laws of the state of Delaware. The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. Ultimate GP is an exempted company organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

Item 4.	Purpose of Transaction.

Z Investment, on behalf of the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

On May 10, 2010, Z Investment, on behalf of the Funds, made a loan (the “Loan”) to Zales in the principal amount of $150 million and received (a) warrants (the “A-Warrants”) to purchase up to 6,389,378 shares of Common Stock that are immediately exercisable and (b) warrants (the “B-Warrants,” and together with the A-Warrants, the “Warrants”) to purchase up to 4,675,306 shares of Common Stock that will become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zales’ stockholders to approve the shares of Common Stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zales’ stockholders to be held after the issuance of the Warrants (if stockholder approval is not received, the Warrants will be exercisable for non-voting Series A Preferred Stock of Zales). In addition, in connection with the foregoing, Z Investment is entitled to designate two directors to the Board of Directors of Zales and to recommend one additional independent candidate for consideration by the Nominating and Corporate Governance Committee of Zales’ Board of Directors. Following Zales’ next annual meeting, if the size of its Board of Directors is increased above seven directors and the vacancy is filled by a director not approved by Z Investment, Z Investment will be entitled to appoint an additional director.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, exercise the Warrants, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth in this Schedule, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of May 10, 2010, 6,389,378 shares of the Common Stock by virtue of A-Warrants directly held by Z Investment. The A-Warrants are immediately exercisable for 6,389,378 shares of Common Stock, representing approximately 19.9% of the Issuer’s Common Stock outstanding as of March 5, 2010, based on the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Commission. Each of Z Investment, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the A-Warrants. Ultimate GP has sole dispositive power with respect to all of the A-Warrants. The B-Warrants are not included in the number of shares of Common Stock beneficially owned by the Reporting Persons because they are not exercisable into Common Stock until the requisite approval of Zales’ stockholders is obtained.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the A-Warrants owned by Z Investment. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the A-Warrants acquired by Z Investment, that it is the beneficial owner of any of the Warrants referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On May 10, 2010, Z Investment, on behalf of the Funds, made a Loan to Zales in the principal amount of $150 million and received (a) A-Warrants to purchase up to 6,389,378 shares of Common Stock of Zales that are immediately exercisable and (b) B-Warrants to purchase up to 4,675,306 shares of Common Stock of Zales that will become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zale’s stockholders to approve the shares of Common Stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zale’s stockholders to be held after the issuance of the warrants (if stockholder approval is not received, the Warrants will be exercisable for non-voting Series A Preferred Stock of Zales)

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 10, 2010, Zales, and, in some instances, one or more of its subsidiaries, entered into (1) the Credit Agreement and Warrant Agreement with Z Investment. Under the terms of the Loan, Zales borrowed $150 million at an interest rate of 15% per annum, 10% to be paid in cash and 5% eligible to be paid-in-kind at Zales’ option. The Loan matures on May 10, 2015, but can be prepaid with a call premium beginning with 10% during the first year and declining to 0% in the fifth year. The Loan is secured with a second priority security interest on inventory and receivables and a first priority security interest on substantially all of the remaining assets of Zales and its subsidiaries. The Loan includes various covenants including restrictions on the incurrence of indebtedness, liens, investments, asset sales, and restricted payments. The Loan also contains various financial covenants including requirements for minimum consolidated EBITDA, required contribution levels with respect to the Piercing Pagoda brand and Zales’ Canadian brands, and minimum liquidity levels.

In connection with the Loan, Zale issued to Z Investment, A-Warrants to purchase up to 6,389,378 shares of common stock of Zales that are immediately exercisable and (b) B-Warrants to purchase up to 4,675,306 shares of common stock of Zales that will become exercisable, subject to stockholder approval, upon the earlier of (i) the date of the first meeting of Zale’s stockholders to approve the shares of common stock to be issued upon exercise of the Warrants and (ii) the date of the first annual meeting of Zale’s stockholders to be held after the issuance of the Warrants. The exercise price of the Warrants is $2.00 per share. The Warrants may not be transferred to any person outside of the Golden Gate Capital group prior to January 1, 2011. The number of shares and exercise price are subject to customary anti-dilution protection. To the extent any adjustment to the A-Warrants would result in an issuance of common stock in excess of 19.9% of the outstanding shares of Common Stock at the time of issuance of the Warrants, or stockholder approval is not received with respect to the common stock issuable upon exercise of the B-Warrants, such Warrants will instead be exercisable for non-voting Series A Preferred Stock of Zales.

The Warrant Agreement entitles Z Investment to designate two directors to the board of directors of Zales. The Warrant Agreement also entitles Z Investment to recommend one additional independent candidate for consideration by the Nominating and Corporate Governance Committee of the board of directors of Zales. Following Zales’ next annual meeting, if the size of the board of directors is increased above seven directors and the vacancy is filled by a director not approved by the Z Investment, the holder shall be entitled to appoint an additional director.

The Warrant Agreement entitles Z Investment to certain registration rights with respect to securities issuable to Z Investment in connection with its exercise of the warrants, including three demand registrations and piggyback registration rights.

This description of the material terms of the Loan and Warrants, board representation and registration rights is qualified in its entirety by reference to the Credit Agreement, Security Agreement, Warrant Agreement and Warrants which are attached as Exhibits 1 through 5 hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Credit Agreement, dated as of May 10, 2010, among Zale Corporation, as Borrower, Z Investment Holdings, LLC, as Administrative Agent and the lenders party thereto.

Exhibit 2 Security Agreement, dated as of May 10, 2010, among Zale Corporation, the subsidiaries identified therein and Z Investment Holdings, LLC, as Administrative Agent.

Exhibit 3 Warrant and Registration Rights Agreement, dated as of May 10, 2010, among Zale Corporation, the Initial Warrant Holder and Z Investment Holdings, LLC.

Exhibit 4 A-Warrant Certificate.

Exhibit 5 B-Warrant Certificate.

Exhibit 6 Joint Filing Undertaking dated as of May 20, 2010 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Third-Party Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGCOF Co-Invest Management, L.P. and Z Investment Holdings, LLC.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 20, 2010

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

Z Investment Holdings, LLC

By:	/s/ David C. Dominik
David C. Dominik
Authorized Person

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE

REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP and also controls its Board of Directors. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital and Ms. Breedlove’s principal occupation is serving as Chief Financial Officer of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.